FORM 4

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


                     Filed pursuant to Section 16(a) of the
                 Securities Exchange Act of 1934, Section 17(a)
                  of the Public Utility Holding Company Act of
                                     1935 or
               Section 30(f) of the Investment Company Act of 1940


1. Name and Address of Reporting Person

         First Securities America, Inc.
         135 N. Meramec
         Clayton, Missouri 63141

2. Issuer Name and Ticker or Trading Symbol:         Kankakee Bancorp, Inc.  KNK

3. IRS or Social Security Number of Reporting Person (Voluntary):     43-1185839

4. Statement for Month/Year                 June 2000

5. If Amendment, Date of Original   (Month/Year) N/A

6. Relationship of Reporting Person to Issuer
              (Check all applicable)

           Director                          XX  10% Owner - (Through Investors
     -----                                 ----
                                                 of America Limited Partnership)

           Officer (give title below)      Other (Specify below)
     -----

7. Individual or Joint/Group Filing (Check applicable line):

        X   Form filed by One Reporting Person
     ------

     ______ Form filed by more than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
--------------------------------------------------------------------------------

1.       Title of Security:         Common Stock

2.       Transaction Date (Month/Day/Year): June 1, 2000

3. Transaction Code        S:

4. Securities Acquired (A) or disposed of (D):  D
                                       Amount  25,000         Price  19.5625

5. Amount of Securities Beneficially Owned at End of Month: * 140,000

6. Ownership Form Direct (D) or Indirect (I):   I

7. Nature of Indirect Beneficial Ownership: * Through Investors of America,
                                              Limited Partnership

Table II - Derivative  Securities  Acquired,  Disposed of, or Beneficially Owned
--------------------------------------------------------------------------------
(e.g., puts calls, warrants, options, convertible securities)

1.     Title of Derivative Security       Common Stock Options N/A
2.     Conversion or Exercise Price of Derivative Security  N/A
3.     Transaction Date (Month/Day/Year): N/A
4.     Transaction Code  Code____ V_____  N/A
5.     Number of Derivative Securities Acquired (A)____ or Disposed of (D)____

6.     Date Exercisable and Expiration Date (Month/Day/Year)
       Date Exercisable ____________      Expiration Date ____________      N/A

7.     Title and Amount of Underlying Securities:  N/A
       Title ___________________     Amount or Number of Shares ________:   N/A
8.     Price of Derivative Security:               N/A
9.     Number of Derivative Securities Beneficially Owned at End of Month:  N/A
10.    Ownership Form of Derivative Security Direct (D) or Indirect (I)     N/A
11.    Nature of Indirect Beneficial Ownership:    N/A
Explanation of Responses:* The reporting person, as the general partner of Investors of America, Limited Partnership (the "Limited Partnership") the record owner of the shares of common stock of Kankakee Bancorp, Inc. which are reported in this Form 4, disclaims beneficial ownership of such common stock owned by the Limited Partnership, except to the extent of such reporting person's pecuniary interest in the Limited Partnership.

FIRST SECURITIES AMERICA, INC., General Partner

/s/ James F. Dierberg, President
---------------------
Signature of Reporting Person     Date: June 29, 2000         SEC 1474 (7/96)